UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

PRESS RELEASE

ARCADIS ACQUIRES PROGRAM/PROJECT MANAGEMENT FIRM IN THE U.S.

ARNHEM, The Netherlands — November 2, 2006 — ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), an international consulting and engineering firm, today announced that it has acquired PinnacleOne, Inc., a Phoenix, Arizona based company that operates nationally with a focus in the southwestern and northeastern United States. The company has about 230 employees and estimated gross revenues of $35 million for 2006. Further financial details of the transaction were not disclosed.

PinnacleOne provides program, project and construction management services as well as dispute avoidance and resolution and strategic consulting for large construction programs. The company serves both public and private clients concerning complex capital investment projects including buildings, water systems, ground transportation and airports. Combined with ARCADIS, PinnacleOne will benefit from access to Fortune 500 industrial clients, expanded market presence, and financial strength that will assist them with broadening their services and competitive position.

Commenting on the acquisition, ARCADIS CEO Harrie Noy said, “PinnacleOne brings us further along our path of meeting a growing need among our clients for seamless global project delivery. This acquisition fits very well in our recently established ARCADIS Worldwide Project Consulting (WwPC) initiative, that is focused on creating benefits for our clients with regard to cost effective global delivery of project management expertise.”

Steve Blake, CEO for ARCADIS’ U.S. operations added, “This acquisition further strengthens our position in the U.S. market and increases our presence to about 3,500 people. PinnacleOne meets our goal to expand high added value services and provides a substantial addition to our existing PM/CM capabilities, especially in the western U.S. With PinnacleOne, we expect to benefit from the growing demand for project and program management services for complex investment projects in both the facilities and infrastructure market.”

Mr. Charles Dahill, CEO for PinnacleOne, commented “We see a great fit between the national and international services of ARCADIS and those of PinnacleOne. We expect to significantly expand our service offerings and our position with private clients through our partnership with ARCADIS, while also creating additional opportunities for our staff.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over $1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions. Please visit our website at www.arcadis-global.com.

For more information contact:  Joost Slooten of ARCADIS at +31 (26) 3778604 or email at j.slooten@arcadis.nl; and/or Andrew Reed of ARCADIS at 720.344.3500; areed@arcadis-us.com.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: November 7, 2006	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chairman Executive Board